UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

BLS Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05550 L 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Brittany Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,000,000
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

2,000,000
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

88%*
12	TYPE OF REPORTING PERSON (See Instructions)

IN

1	NAMES OF REPORTING PERSONS

Gary Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,000,000
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

2,000,000
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

88%*
12	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1	(a)	Name of Issuer:

BLS Media, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1683 Duarte Drive Henderson, Nevada 89014

Item 2	(a)	Name of Person Filing:

Brittany Prager Gary Prager

Item 2	(b)	Address of Principal Business Offices or, if none, Residence:

1683 Duarte Drive Henderson, Nevada 89014

Item 2	(c)	Citizenship

Brittany Prager – United States Gary Prager – United States

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

05550 L 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Brittany Prager (1) – 2,000,000 Gary Prager (1)– 2,000,000

	(b)	Percent of Class: %

Brittany Prager (1) – 88%* Gary Prager (1) – 88%*

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

Brittany Prager – 2,000,000 Gary Prager – 2,000,000

	(ii)	shared power to vote or to direct the vote:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

*	Calculated based on 4,515,500 shares of the Issuer’s common stock outstanding as of December 31, 2007.

(1)	Brittany Prager, the issuer’s president, secretary and one of its directors, is married to Gary Prager, the issuer’s chief financial officer and one of its directors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date: November 3, 2008	By:	/s/ Brittany Prager
Brittany Prager

	By:	/s/ Gary Prager
Gary Prager

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: November 3, 2008	Signature:	/s/ Brittany Prager
	Name:	Brittany Prager

	Signature:	/s/ Gary Prager
	Name:	Gary Prager